UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This first three paragraphs of the press release attached as Exhibit 99.1 to this Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485 and 333-277594), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

          On December 27, 2024 PainReform Ltd. issued a press release entitled “PainReform Provides Further Update on Phase 3 Clinical Trial of PRF-110”. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 27, 2024.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2024	PAINREFORM LTD.

	By:	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board and Inteirm Chief Executive Officer